

April 5, 2011

Via E-mail
Maura Abeln Smith
Senior Vice President, General Counsel
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

> **Re:** **International Paper Company**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 001-03157**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Off-Balance Sheet Variable Interest Entities, page 37

1.   We note the discussion on page 37 and elsewhere related to the variable interest entities formed in connection with your 2006 sale of forestlands, including your statements that you are not the primary beneficiary of these entities and your intention to affect a legal right of offset of certain debt obligations to these entities with your investments in the entities. In future filings, please provide an enhanced narrative explanation responsive to Item 303(a)(4)(A) of Regulation S-K and provide additional narrative and quantitative disclosure responsive to Item 303(a)(4)(C). Please provide us with your proposed draft disclosure.

Form 8-K, filed December 22, 2010

2.   Portions of exhibit 10.1 indicate that information has been redacted; however, you do not appear to have requested confidential treatment pursuant to Rule 24b-2. Please advise or revise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director